UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                          SEC File No. 33-3328-D


(Check One)   [X] Form 10-KSB [  ] Form 20-F    [  ] Form 11-K
              [ ] Form 10-QSB [  ] Form N-SAR

For  Period  Ended: December 31, 1998
           [ ]  Transition  Report  on Form  10-K
           [ ]  Transition Report on Form 20-F
           [ ]  Transition Report on Form 11-K
           [ ]  Transition Report on Form 10-Q
           [ ]  Transition  Report  on Form  N-SAR

For the  Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Cofitras Entertainment, Inc.
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Full Name of Registrant


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Former Name if Applicable


476 East South Temple #205
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Address of Principal Executive Office (Street and Number)


Salt Lake City, Utah 84111
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject  annual  report, semi-annual   report; transition
                  report on Form 10-K, Form 20-F,  11-K, Form N-SAR,  or portion thereof, will be filed on or before the fifteenth calendar day
                  following the prescribed due date; or the subject    quarterly
                  report of transition report on Form 10-Q, or portion   thereof
                  will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

     The Registrant underwent a reorganization of management and majority share ownership as closed in March, 1999. As part of this reorganization, new management selected a new auditing firm which could not complete the required audit for the December 31, 1998 10-KSB Report within the required filling date, but will have such audit prepared within the fifteen (15) day extension sought by this filing.

     Management of the Registrant affirms the Company is presently inactive and has no revenues or significant assets and a modest amount of debts and liability. Management further declares that there has been no material change in financial conditions since its last filing with the Commission and this extension is not sought to defer notice of any adverse financial information concerning the Registrant.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               Julian D. Jensen, Attorney for Registrant, 801/531-6600
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                     (Name)                    (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Cofitras Entertainment, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 1999                       By:/s/ Damon Madsen
                                              --------------------------
                                              Damon Madsen, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).